Filed by New Providence Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: August 3, 2026

On August 3, 2026, the parties to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. (“Abra”) and New Providence Acquisition Corp. III, among other parties, were discussed during an episode of the Thinking Crypto Podcast featuring an interview with Abra’s Chief Executive Officer:

Tony Edwards: Hey, folks! Welcome to the Thinking Crypto Podcast. I’m your host Tony Edward, and joining me is Bill Barhydt, who is the founder and CEO of Abra, which is a global digital asset wealth and treasury management platform providing clients with a suite of sophisticated digital asset products and services. Bill, great to see you. Great to have you back.

Bill Barhydt: Always great to see you, Tony. Love your work.

Tony Edwards: Bill, certainly want to get your perspective and thoughts on the markets and everything that’s happening around Clarityak and much more. I think it’s a good time that we’re going to be talking. And there’s also the potential. I don’t know if you can give us a timeline of when Abra might go public, but let me not get ahead of myself. Bill, where do you think we are in the crypto bear market? Do you think we’re near a bottom?

Bill Barhydt: Yeah, I do. I think we’re chopping around what I think is a price bottom, and could go on until the end of Q3, early Q4. But I think we’ve been range-bound. Look, I probably see this a little bit differently than people who look at the stock market returns as kind of the basis for what it means to invest and speculate. I think we’re dealing with exponential growth, and right now, AI basically clearly has the narrative around exponential growth. It really is a very unique time and opportunity. But I think crypto is still in exponential growth mode, right? We haven’t even gotten into tokenized real-world equities, which is worth trillions of dollars on top of what we have. The stablecoin narrative has died down a little bit post-Circle IPO, but the usage is ballooning. It’s actually accelerated since the narrative of last summer, and so the space isn’t hyper-growth, but the narrative shifted away from retail towards institutional. And if what you’re focused on is price, you need retail, and right now retail money is looking at AI, and certain tech stocks like crypto during COVID, and that’s unsustainable in my opinion. There’s a real profitability problem with AI in my opinion. I’m super bullish on AI, right? I mean, I spend so much of my day on AI strategy. It’s crazy, but I think the stock thing is going to play itself out in the next six months, and I think you’re going to see a big rotation into. I think L1s that lend themselves towards AI crypto integration are going to get a big bump in the next 18 months. I’m not telling anybody what to buy. Don’t we think that’s going to happen? What do I know? Long-winded way of saying I do think we’re chopping around a short-term price bottom, but it’s a very big range, right? Because it does feel like a big drawdown. But first of all, 50% means on Bitcoin means volatility has compressed significantly since the last cycle. It’s hard to believe that the last cycle was significantly worse, but it was. It was significantly worse, right? So, in my mind, because I think in exponential terms for crypto, this is a big sideways channel. You just have to basically have a time horizon that allows you to chop in a big sideways channel, so that when we do break out, you understand the difference, right? And when we’re at 250,000 Bitcoin, which I’m pretty sure is coming, people aren’t people are going to look at this like a long, like a seven-month sideways channel. So again, I don’t have a lot of I don’t have the luxury to think about price all day. I’m really thinking about next-gen products, but I know a lot of people do. And that’s my perspective.

Tony Edwards: Yeah, that’s I really appreciate that, and that’s a great perspective because if you have the macro view, to your point, you kind of see this part of the cycle kind of like a sideways channel. And then, in the past bull market, a lot of people had the question of why was it so lackluster? All coins didn’t perform as they did in previous bull markets. Bitcoin itself didn’t perform as well as it did in previous bull markets. Talking about percentage gains. But to your point, the AI trade there was also a big bull run with gold and silver and precious metals did really well. You highlighted that the AI bubble is going to start to cool down a bit, and there’s going to be rotation. So it’s having that macro view.

Bill Barhydt: Not only that, but let’s keep it by one. I think Bitcoin bottomed at like what 14 post-FTX. That’s an 8x run from the bottom to the top. So let’s have a little perspective. If we get an 8x run from the bottom this time, we’ll be at close to half a million, right? I’m not saying that’s going to happen in one shot. It’s going to happen at some point because the government keeps printing money. That’s the only thing that’s slowing down the money. We obviously can’t do that. So as it relates to the altcoins, I think that the good news is we see three things. One, we see what works, right? A lot of token economics are broken, right? I’m super bullish on the Sui platform, for example. I hold a lot of it. But the token economics of all of these L1s concern me right now. Meaning, how do they sustainably make money, right? So that the foundation is now raising money every year. I’m on the board of Algorand, and I spend a lot of time thinking about the future of token economics. How are we going to build as an industry a sustainable model? Hyperliquid is a perfect example of something that has built a sustainable model. So that’s issue number one. Issue number two is the stuff that has no value and adds no value to people; it should just wither and die. I heard one of your peers basically talking about crypto is dead. I think that’s what he meant. I don’t think he means that Solana and Sue and Aptos and tokenized equities and stablecoins and Bitcoin are dying. I think he’s personally invested in and bullish on those things. I think he’s basically saying all the bullshit, all the chaff, it’s going to go away, whether it dies, and it deserves to, quite honestly. And I think the third point is this retail narrative that I mentioned before. And so all of those things I think are going to be good for the industry, and we will figure out a viable economic model so that once block space is at a premium, the companies are actually making money, and that will be reflected in the value that people are willing to pay to hold.

Tony Edwards: Yeah, the first issue mentioned is generating revenue. I know that’s something a lot of people are thinking about, and what that token model looks like and so forth. And is it more institutions building on these chains, and a share of the fees that are being generated on the chain goes to some sort of pool or to the users? Any ideas that you can share?

Bill Barhydt: Yeah, this is a longer discussion, but basically, Ethereum’s scaling roadmap completely screwed the space, in my opinion. It was just a huge architectural faux pas, and they know now that they screwed us up, right? Ethereum is a mess in my opinion, and everything basically all of the value has grown into L2s. Base doesn’t charge fees because it’s basically centralized from a deployment perspective, so the incentives aren’t required. I don’t know how it’s going to work if Base becomes truly distributed because there are no incentives to participate other than the applications you might be running on top of it, and so if you look at most of the other competing L1s, the cost per transaction is so low that they just don’t make money, right? Think about the volume in meme coins that Solana needed to be doing to make money. They needed to basically do Visa-like volumes in meme coins in order to generate some revenue, and that’s not sustainable. So we need a business model for the space and hopefully competing business models, a la the Hyperliquid example I gave you, which is totally transparent, says, okay, this project can sustain itself. I don’t want to be using technology that I think is going to go away because they have no financially viable way to stay in business, and so nobody wants that. A developer doesn’t want to make a bet on better technology that’s going to go away because they’re going to go broke, right? So the space needs to figure that out, and I think when Ethereum stopped making money at the L1 layer, right, because they went to this L2 layer architecture, it just grew the whole space up. And I think now they’re kind of stuck. A lot of layer two technology is very interesting from a technology perspective, but from an economic perspective, it perpetuates the problem, right? Solana may have the best of the worst economic models that are out there. It’s something I’m very focused on in trying to add value in the discussions. The space in general has a problem with this. Technology is improving at an awesome rate. I was having a conversation with one of the folks earlier today on the vault technology, which I’m really bullish on. I just mentioned Algorand and the stuff they’re doing on being quantum ready. I’m super bullish on that, and that’s great. But we’ve got to get our economic house together as an industry, so that people who are holding these assets aren’t just making staking revenue on us by moving everyone else. That wasn’t really the intention of migrating to proof of stake. It was that there would be a viable financial model, business model behind the scenes that perpetuated these platforms at very large Visa-like scale.

Tony Edwards: Yeah, absolutely. And do you think that might be one of the big catalysts or narratives for the next bull run-up? Usually there’s things like AI and privacy. We have DeFi summer, the last bull, well, 2021. Do you think some sort of yield or generating revenue might be a big narrative?

Bill Barhydt: I do. I do. I mean, Hyperliquid showed us the way. Look at DM. Now, DM is not a crypto-native project, but they use crypto to facilitate access to their API. Cloudflare is doing something similar with their API for their web stuff, which I tweeted on, which I think is brilliant. I think that’s the future of transaction processing in AI. But it’s very clear in that model how those applications of VM and Cloudflare and Hyperliquid all make money. But how does Hyperliquid, the app, not the blockchain? It just so happens in that case they don’t have to worry about how Hyperliquid makes money because it’s the same group, more or less, right? So, but in the model I’m describing, if I’m running a perpex on Solana, is Solana printing money? If they’re getting the same level of traction as Hype, probably not, right? That’s a problem. We want Solana to make money. We want Ethereum to make money. We want Algorand to make money, because we don’t want them to die. Right. We want them to be the future of AI transaction products.

Tony Edwards: Well, I hold all those in my portfolios. I’m totally with you.

Bill Barhydt: I think everyone in those foundations is focused on this problem now. I really do. I believe that. If you’re not, they’re crazy. I can tell you we are. I can tell you, Abra, my day job, our job is simply to build on top of those platforms to build the future of wealth management and banking. And from that perspective, it’s going great. The capabilities just keep getting better and better all the time.

Tony Edwards: That is certainly a problem we have to figure out, Bill. And hopefully, we can figure it out within the next year as we potentially head back into a bull phase of the market.

Bill Barhydt: I think there are a few narratives that will cause the bull phase to kind of catch up with the liquidity that’s been driving crypto prices for 10 years, but that will keep for another 10 years.

Tony Edwards: And speaking of the four-year cycles, Bill, do you think that might break at some point? I know you mentioned when you zoom out on a chart, this phase or this past bull market could look like a channel that we’re just in before a major cycle. Do you think that four-year cycle breaks at all?

Bill Barhydt: I don’t. I think the liquidity cycle for the dollar Bitcoin correlation will hold, and whether that stays four years or morphs into something else based on havings and how mining morphs over time, I don’t know. But I do think that the correlation between liquidity cycles that many other macro folks talk about all the time publicly has been holding reasonably well, especially on a log chart, and it does correlate with four years pretty well. A lot of people thought it didn’t this cycle, and it turns out it actually is. It’s not one-to-one. As it relates to other coins which tend to move in lockstep with Bitcoin, I don’t see how that persists over time. I think that the L1s in particular will be largely platform-driven at some point, meaning they will get some halo effect on the ability to take profits from Bitcoin and come back. But largely, I think it’s going to be the last discussion on figuring out the economic model plus massive scale and usage. Right, everything gets a halo effect from liquidity. Everything that’s tech – Nasdaq, Bitcoin, alternative L1s, AI, doesn’t matter. It all gets a halo effect, right? The correlation there to global liquidity over time is like 97%. It’s just a question of if it’s a levered bet, which one is going to get the most benefit. And I think basically what’s going to happen is that the L1s are simply going to have to survive on their own rate, be a very significant usage with a viable economic model. And then the applications will always move at the pace of adoption, right? Hyperliquid right now doesn’t care that cryptos and the Belgians. It’s doing fine because it’s basically growing like a weed. Diem in Venice is growing like a weed, right, on the AI side, right? Because it offers real value with its privacy platform. I actually don’t understand how it works, but supposedly it does give you privacy on AI APIs. That’s why, and so as a result, the usage has been going through the roof, and the price of those assets is 10x, and deservedly so. And has nothing to do with global liquidity, in my opinion.

Tony Edwards: How do you think this situation with altcoins and the problem that they have to figure out affects digital asset treasury companies? You got Tom Lee and Bitmine buying incredible amounts of Ethereum. There’s obviously others out there for ABAC and Sui and so forth. How do you think those fare? Are they going to be okay once they get back in the mobile cycle?

Bill Barhydt: Yeah, Ethereum is in a unique position versus everyone else because Ethereum is still the granddaddy of DeFi and crypto-based lending, and Bitcoin-backed loans are predominantly issued on Ethereum, and that’s the killer use case for DeFi remains borrowing against Bitcoin, right? I think Ethereum has more runway to get there, just based upon the existing momentum with Ave and tokenized equities coming and Uniswap and all the great work that’s already been done at the base layer, forgetting about the L2s, right? There is great work happening there. I think Ethereum could get to a trillion-dollar market cap if it really figures out and publishes a viable L1 roadmap that starts giving economic value to the base layer itself. And I think that Vitalik gets that now. I think he I don’t know if he would say regret. I think he should feel regret over the roadmap that they published years ago. In some way, I’m guessing they do, but I’ll never say that publicly. Not the way I’m saying, but I’m pretty sure you feel that way, based on the vibe. So if they do that, which I think is going to happen this year, I think you could see a real spike in Ethereum based upon the promise of what’s coming. Meaning, I could actually accrue real revenue by holding ETH. Whether the other ones can get there the same way, it’s going to be harder. I do think that we’re going to see probably seven or eight interesting, or even up to 10 interesting L1s competing in different ways. Public blockchains, I mean, might be counting the private ones with different economic models. But everyone is going to have to get there in their own way.

Tony Edwards: Absolutely. And on the Bitcoin side, you have Michael Saylor and Strategy now having to pivot to selling a lot more Bitcoin because they’re involved in what they would like to call digital credit and paying out yield and so forth. What are your thoughts on that situation and the pivot they had to take?

Bill Barhydt: I don’t think he had to sell a lot more Bitcoin. He was selling none. So versus selling none, selling one is infinitely more. But so I guess two things. One, the narrative before the stretch, which is their preferred, for the non-crypto data folks listening, it’s their preferred shareholding, which basically gives you a fixed return on the principal paid for the stock or the par value of the stock. I think he basically was marketing MSTR to institutions and basically telling retail to hold Bitcoin, don’t hold MicroStrategy. And so you can get away with a lot more from a securities marketing legal perspective. I think. I’m not a lawyer. I’m not using legalese here. If you’re basically telling people, don’t buy my shares, okay? But now with Stretch, he’s telling retail to buy my shares because it’s a great way to hold dollars because you’re basically going to earn 11 and a half percent. The problem with that is implicit in that statement is that the par value of the shares is going to stay the same because if I’m paying you 11 and a half percent of what you paid, but what you paid is worth 20% less, that’s a big problem, right? That’s a retail legal issue for him, so he has to do, in my opinion, whatever he can to get that thing close to 100 cents on the dollar quickly. And there’s only really two ways that he could do that. End of the day, first is keep raising the rate, and the second is to buy back some of those shares and stop issuing new ones, right? So to create less supply and more demand artificially. The problem with that is, with either one of those is he has to fund both of those somehow, and the money that he raised by selling those shares in the first place has all gone to buy Bitcoin, and so that basically limits his options because he can raise more money and dilute his shareholders, or he can basically sell some Bitcoin. And I think he did the latter initially to send a message to the market that, hey, MSTR and Stretch will both be fine because even at 50k Bitcoin, we’re still sitting on 10s of billions of dollars of Bitcoin, so I think he has figured this out. The question is what will it take to get stretched back to close to 100 cents on the dollar? And my guess is that they’ll probably end up having to buy some of it back, wait for another bull market, and figure it out. But I think this theory that you can just sell into a bear market to raise money on the cheap has a downside, and this and it’s what you’re seeing right now. If you’re using retail to fund, if you’re using institutions to fund, it doesn’t really matter because you have a way to convert them to my MSDR shares, right? So he doesn’t have that option with Stretch.

Tony Edwards: Bill, does any of this feel like what happened before 2008? And again, I don’t want strategy to collapse. I’m not calling for that. But the amount of debt worries me. It feels like, and again, I could be off base here, but it just has the feelings of and look and feel of the mortgage bonds, house of cards, right? Leveraging that up to the max, and then we know what happened after that. Is there any danger of that happening here with what Saylor’s doing?

Bill Barhydt: Not really. Look, if he just basically said we’re going to buy all, stretch back. I don’t know how much has been issued, but it certainly would cause- I could imagine a five or 10k drop in Bitcoin because of just the amount of Bitcoin you have to sell, but that would be a one-time thing, right? And then he just gets back to doing what he was doing before, which is at the market deals and convertibles, and probably at a slower pace, right? And slow that’s fine. It’s an experiment. It’s not going to kill him. It’s not going to kill MicroStrategy. It’s not going to kill Bitcoin. It might hurt some preferred shareholders in the meantime who need that liquidity now, right? If they were, if you’re in that stretch and your goal is to basically earn 10% annualized over a six-month period, and you bought it at 100 cents on the dollar, and it’s now trading at 87 cents, which is hard to get now, and you have to sell now. You actually lost money on a net basis, right? So that’s the problem, right? It’s MicroStrategy will be fine, Bitcoin will be fine, the space will be fine. Those people who bought Stretch for a short-term replacement for something like a money market product at a higher yield, those people might get screwed, and so he knows that, and that’s why he basically did his announcement last week that they’re committed to maintaining that peg and by raising the rate and potentially even buying back some of the shares.

Tony Edwards:  That makes sense. I want to ask you about the Clarity Act because we’re recording this on Friday, July 10, and the Senate and Congress are back in session next week. There may be a big push to get this bill done through the Senate. Obviously, they have to go through all the respective hoops and all those things. But what odds are you giving that this bill passes by the end of July?

Bill Barhydt: Oh man, you could probably create a montage of me answering this question 17 times with 17 different numbers. I’m wondering what the average of those numbers would be for the nonsense that I probably spewed on this topic over the last year, and I readily admit that I, in hindsight, had no idea what I was talking about. How often do you hear that from guests on your show?

Tony Edwards: No, I appreciate the honesty. We’re so close, though.

Bill Barhydt:  Yeah, I mean, look, my intuition says this thing is passable, right? The big issue remains ethics and warrant, and can we get seven people on the Senate side to come over and vote and get this thing and get through reconciliation, et cetera, et cetera. Next week is a big week, and a bunch of us are going to be in D.C. Anyway, I’m not answering your question directly because I actually don’t know.

Tony Edwards: It’s tough.

Bill Barhydt: It’s tough. It’s in my mind right now. It’s 50-50, and I’m really trying to basically not just be optimistic. I’m trying to basically look at all sides here because I have clients who this matters to, and to what this matters, and I do think that it is probably a denial to make it 50-50. I think some of the endorsements that came out last week are going to help with the Dems, especially for things like public safety. There was like the Sheriff’s Association and some of the law enforcement groups that came out in favor of Clarity. And I think what they’re basically getting educated on is this idea that, hey, this underlying technology is actually beneficial to law enforcement, and that’s been proven on a pretty steady basis over a 10-year period now. Whether it’s the early days of Bitcoin and Silk Road and all the crap, all the way through to what has happened in myriad thefts and DeFi and whatnot. That’s good news. That probably would have been 40% two weeks ago, and I think I’m at like 50-50 with a slight upswing, maybe 51% right now, so it’s tough. It’s so much emotion now. It’s too much emotion with this issue for too many people.

Tony Edwards: Absolutely, and I know government moves slow, so we’ll see. Could they pull a rabbit out of the hat and fast-track this? It’s possible, but we’ll have to wait and see. You mentioned some of your clients, and without giving names, you mentioned that this is very important to them. Is it that they want that regulatory clarity so they can start building and investing more?

Bill Barhydt: Well, okay. So we have clients who don’t even understand what I’m talking about here or what we’re talking about here. I just know that it’s indirectly important to them because of what we’re building for them. Okay, meaning our chances of success with Clarity passing are incrementally better. Okay, we’ve just licensed up and registered as RIA and all these things to put a moat around us, and that mode gets thicker with Clarity, wider than with Clarity than without. And then we have clients who are smart enough to make trading bets based on the wind is blowing, smart in their mind,  and that’s fine. That’s not necessarily wrong. And some of them are asking our opinion pretty regularly. Hey, one is this thing going to pass, and two is it going to represent a tailwind for the broader crypto space from a price perspective? I’m basically telling them what I tell you now, which is if you’ve asked me 17 times over the last two years, you’ve got 17 different answers, and you’re probably going to know as hell. And that’s a function of the visibility we’ve had into this process at any given time. But if we don’t get this done before summer recess or whatever the right term is, it’s a problem because right now my bet is our odds on the House have improved, but they’re still against us in terms of the crypto space. Democrats are likely to take back the House, which hurts clarity. I think in the Senate we’ve improved our situation a little bit. I think this thing in Maine that happened this week is a little odd, so that might have helped our case a little bit as well. Anyway, I have a feeling we’ll keep the Senate. But regardless, it becomes very difficult to get controversial legislation done if it’s not done before the midterms, based upon the visibility that I have. I’m not a political polling expert, but just the basic reading of the tea leaves says we need to get this done now, or it could be years before we get another shot.

Tony Edwards: Yeah, time is certainly of the essence. One of the things I saw recently from Senator Kirsten Gillibrand, who’s been a crypto champion, and she’s a Democrat, she put out a provision, I believe, to block politicians and elected officials from holding or having meme coins, and maybe that’s a compromise that the Democrats can agree upon and say, “Hey, you know what? This works. We agree that we’ll figure out the other assets, even stocks, and the larger ethics issue because it’s not a crypto-specific issue. But if we block meme coins, maybe that works. And my hope, I’m praying that that’s the compromise.

Bill Barhydt: Yeah. Hey, look, maybe it’ll motivate some of these politicians to spend less time in office, and we’ll get term limits by default. Everybody just desperately wants to own new coins, and they can’t because they’re in Congress, and so they’ll all start resigning in mass, and we will have natural term limits, which is obviously I’m kidding; it’s not going to happen. But my point is like there’s a million things that are more important that we could be spending time on. I get why she’s doing it. I’m not, I’m not knocking her. I think she’s been a great champion. I’m just making a point facetiously like, hey, come on, let’s get this done. Let’s move on to important things. By the way, not allowing people in Congress who’ve been in office for 40 years to have a trade on inside information, that’s kind of table stakes, in my opinion, for a code of ethics. And the fact that we still don’t have that is insane.

Tony Edwards: Insane.

Bill Barhydt: And the fact that people don’t voluntarily do that is also insane to me. So if we want to fix something, let’s fix that. Ultimately, we should fix term limits, but that’s not going to happen anytime soon. That’s a constitutional amendment. So that’s just not going to happen. But at least we could fix some ethics issues, which have nothing to do with crypto. It just has to do with how people who are in office for decades enrich themselves.

Tony Edwards: It’s wild, Bill. And it’s only until crypto and social media that I learned that. I wonder if Bill, because the information spreading out there, if there’s portfolio trackers, the Pelosi tracker, all that.

Bill Barhydt: It’s unbelievable. I mean, I don’t know if it’s legal to create an ETF called the Pelosi tracker, but I mean, everybody should just-I guess sometimes that’s not investment advice. But if you plowed into that, you’ve been doing really well.

Tony Edwards: I wonder from a macro perspective, a larger conversation because of this technology, because people are able to share information fast and crowdsource. That this exposes the politicians and it puts pressure on them to change things. And maybe my daughter’s generation, as she’s eight years old, it’s much better. There’s less of this, and eventually they get around to passing legislation to fix that.

Bill Barhydt: I don’t know. I don’t know. I think the way AI is coming on strong and the exponential growth in its abilities. I think we’re approaching AI at a PhD level. I think we had AGI at a master’s level last year, and I think we’re going to have AGI at a PhD level where it can start to have original ideas over the next 12 months, and then I think ASI comes two to three years later, and then it and then it’s no longer an LLM. They literally can think from a first-principles perspective. It can’t think from first principles now. It’s still guessing based upon lots and lots of data. It’s just getting really good at guessing. And so when it starts to think from a first-principles perspective, the whole universe that we know is going to change so dramatically that every one of these discussions, it’s all going to change. And Vance will inherit that, or AOC will inherit that, not Trump. And so, in that world, it’s going to come down to is that is that superintelligence that thinks from first principles controlled by U.S. government and the Chinese government, or has it become basically commoditized and free for all, and we basically move towards a true kind of utopian society and have to think through bigger issues like UB universal basic ownership and things like that, which I don’t know the answers for all that stuff, but that’s where this is headed, and I think crypto is going to play a key part of that because it is going to become for the ASI world probably the transaction processing system, right? They’re not going to say, “Oh my monkey user, please install an Oracle database.” It’s not going to happen, right? I realize this is not about this doesn’t sound like it’s about politics, but it is because I think we’re basically the rocket is - I use this analogy all the time. The rocket is heading towards the cliff, right? And it’s heading towards the cliff, and you can’t stop it. The question is, which way is it going to go when it gets to the cliff? And in my opinion, the rocket going this way is basically the government not owning it, and the rocket going this way is the government owning it, and that is basically going to affect everything. Everything. There’s nothing that it won’t affect. It’ll affect your money. It’ll affect your how your schools. It’ll affect how transport works, how vacations work, how social security systems around the world work, how basic ownership works, et cetera, et cetera. And so, the rocket is heading towards that cliff right now.

Tony Edwards: You mentioned that AI will use blockchain rails to transact, and we’re seeing a lot of folks building AI agent wallets, crypto wallets, and different types of applications. Do you also see blockchain being used to police AI because we have a problem with deepfakes? They’re going to get more sophisticated. But to your point, the intelligence, right? The IQ so high. How do we put the guardrails in place? And it seems like cryptography, blockchain using cryptography, will be a way to do it.

Bill Barhydt: Yeah. I was listening to a talk on my friend Peter’s podcast. It’s pretty good. Actually, it’s very good. They were talking about this issue of KYC access. You know, when Anthropic went offline with their Vithos, like their Vithos light, because of the executive order, and there should be a KYC, and you can use ZK technology to solve a lot of this. Now they wouldn’t have said that on their podcast because they don’t know what ZK technology is, right? At least I would guess they know, and so someone will figure that stuff out. If you need to basically police, and you being the euphemism for somebody arbitrarily decides that they need to police, I don’t think you need to police anyone. But I think you need to be able to react to people who do bad things, and with evidence. And the kind of news is that with crypto, the evidence is there to see. And if you do need to know who that person is for whatever reason, then the ZK technology does allow you in a relatively safe way to figure all of that out. But my guess is that between the open source technology and the direction that this is going with people running AI on a local laptop, it’s going to be very difficult to police this at a global scale. And the things that they’re doing in the short term. If you are developing code on Fable now and you ask it to do security checks on its own code that you literally created for your application, and you don’t word that request correctly now, it won’t do it. Now, in my opinion, that’s a bug because they didn’t know how to fix what the government was trying to get them to do before, so they had no choice but to swing the pendulum too far the other way, but open source systems will be just as strong soon, and the government won’t be able to stop them, right? Just like they couldn’t stop PGP when I was a kid from basically allowing us to export strong encryption, which they all see through, right? So open source solved that problem too, and so I think that it’s going to be a lesson on okay, are people fundamentally good? Can people with access to godlike technology be fundamentally good, or are we just fundamentally bad? There are enough bad apples that you know cause us to want to move towards some dystopian centralized control. And I just don’t think that’s true. Maybe I’m naive. I don’t know, but I just don’t think that’s true. We’ll see.

Tony Edwards: Bill, life tends to imitate art many times. I love. I’m a big Terminator movie fan. I’ve seen iRobot. Are we getting to a point where the AI becomes again so smart? The IQ of these artificial intelligent beings, so to speak, if you want to call them that, their IQs vastly outweighs the collective human IQ.

Bill Barhydt: Oh yeah.

Tony Edwards: And we have a Skynet moment.

Bill Barhydt: Well, that’s a different question. So, so I think we’re at a point now. Look, the average the average human does not have a master’s degree in anything, so the AI LLMs now have master’s degree level knowledge, of pretty much every topic. Okay, and so they don’t have PhD-level abilities in every topic. The difference being, a PhD can basically create something that didn’t exist before with original thoughts; it can simulate that pretty well in a lot of areas, like some math problems that have been solved. But the math problems that it’s solving are basically using known techniques. I don’t think that the AIs are creating new techniques to solve what would be a PhD problem, right? And so there’s some conjectures that were solved recently via LLMs this spring that were pretty mind-blowing, but they were using existing techniques that a master’s student could even learn in math, right? So that’s my understanding. So the next evolution is: will they basically be able to reason original thought the way a PhD would? And that’s what ASI is to me because when you can do that, you can pass the litmus test for me, and I disagree with some of the current think that you know, the San Francisco, what I call the San Francisco or Silicon Valley thinking of this, which is, you know, LLMs will get us to ASI. I don’t believe that’s the case. I think LLMs will basically get us to the very limit of what a master student who understands infinite existing knowledge can possibly can do, comprehend or have, and then the next step is going to be how do we use those information sources to basically start creating feedback loops, to create original knowledge, and you have to basically do trillions of tests. But at some point, what that does is it starts to recreate knowledge from first principles.

In other words, you know, the idea that you know if you’re on Earth and you push an object, you realize that F equals MA, right? Force equals mass times acceleration, but that becomes untrue at the speed of light, right? You know, I and but it will figure that out from testing and first principles, as opposed to I read it in a book. I read it on Reddit?

Tony Edwards: Right.

Bill Barhydt: And when it does that, and it learns at an accelerated rate, it will have godlike abilities probably within months, right? Because it will figure things out that we never even thought of figuring out, right? So, so that’s what I think is coming that people don’t understand, not the increased abilities of the LLMs. I think it’s the next phase that really becomes almost godlike in a way.

Tony Edwards: If you put it into a humanoid robot that can actually do physical things, and to your point, it can learn the physics, law of physics, and other things.

Bill Barhydt: Yeah, and I look at it more like you know. Okay, so you can look at it like the Terminator movies, or you can look at it like the Star Trek movies. And I tend to look at it more like the Star Trek movies because I think I think Star Trek. What was so interesting about it was it captured the imagination of potential plus a viable future around technology potential. Not speaking about light travel, but everything else, you know, I think is totally viable.

Tony Edwards: It’s a brave new world, Bill, and I’m so curious. I almost want to freeze myself and wake up 50 years from now to see what it looks like.

Bill Barhydt: Yeah. Other than my family, who I love dearly, I was definitely born too early. But it may not matter because we’re about to basically solve the human hardware and software problem. So I guess that’s a moot point.

Tony Edwards: Sure. You like you upload your consciousness of AI version of you in a robot. I don’t know.

Bill Barhydt: Or you just have interchangeable body parts, and you know it’s the brain that they have to preserve. So, and the nervous system, right?

Tony Edwards: Wow. And then, yeah, like, do you use stem cells to regenerate? I don’t know.

Bill Barhydt: There you go. I think it’s coming. I think the this, and I say this to my kids all the time. The thing, besides basically learning, which you should always be doing it. The other thing is that the single most important thing you can do for yourself is not die, because we are so close to reaching escape velocity from a lifespan perspective, and you know that at that point again, all of these things that we’ve taken for granted in terms of like centralized systems, they all break down, right? The way monetary systems come and go, and if people start living to 130 or 140, the cycle of empires doesn’t work anymore, right?

Tony Edwards: Right.

Bill Barhydt: And everything lends itself towards, you know trustless what I what what I call enlightened self-interest systems. And even then, the issue becomes well. One of the great drivers for pushing society forward is this idea that we all share the same destination, which is the grave. And if we don’t share that destination anymore, how does it change the psychology of, you know, enlightened self-interest, which is basically what’s the only method of of kind of self governance or governance that’s really proven over time to really push society forward in a positive way, which is why the American experiment has been largely successful. It’s you know it’s what I call enlightened self-interest, but it also has partially been based upon this idea that we do all share the same destination.

Tony Edwards: Right, it’s a motivator. Like I need to get this done before this time period, and which the average human lives.

Bill Barhydt: Yeah.

Tony Edwards: I don’t know what 77 years old, right?

Bill Barhydt: Yeah, yeah, exactly. I don’t know. I don’t know what’s going to happen, but we’re going to know a lot quicker than people think.

Tony Edwards: Yeah, absolutely. I did want to ask you about prediction markets. This these seem to be all the rage, Bill. I’m a big believer in the free market. You want to go, you know, to Vegas, bet on black or red on a roulette table, no problem. However, there’s been a lot of controversy with insider trading and much more. What are your thoughts on prediction markets in the future?

Bill Barhydt: Yeah, I mean, prediction markets are a quagmire because of that exact issue, I think to a degree. If an outcome can be affected by somebody who’s conflicted in terms of their access to a prediction market, you’re crazy to participate. I mean, or you should basically understand, you know, that you know you’re participating in an outcome bet where somebody who is involved can influence the outcome in a way that’s explicit to the you know to the odd against the odds that you’re participating in. I’m not saying that very eloquently, but you get the point, right? And so on the one hand, people should understand that. On the other hand, you know, you may say, “Well, okay, this is unethical, and so the government should stop it. That’s a very natural tendency for people now to say it’s unethical. Therefore, the government should blah blah blah. I we need to stop equating those things, in my opinion, as a society, and say, okay, carpe diem, yes, but buyer beware, yes. Okay, so what is the buyer beware part of this, and why do I need the government to basically not do keep me from doing stupid things? How about I just don’t do stupid things, right? And so, I think that prediction markets are a perfect example of, have fun with it. There are probably good institutional use cases like CFD markets internationally, where you can do things like hedge. If you’re a farmer, you can buy CFDs on the weather. For the Americans here who don’t know what a CFD is, a contract for difference. It basically allows you to bet on an outcome, where the relative value of the outcome determines how much money you win, and those bets are basically, you know, very common in places like Europe or Asia. They don’t exist in the U.S. because it’s considered gambling, and which is illegal at the federal level. So prediction markets put us closer to that model, which has institutional value, and I think that’s a good thing. And I think it’s interesting technology, and it should exist, and buyer beware, and all that stuff. But yeah, the problem you highlight is if, okay. So for example, if I’m a public company and I go on CNBC and I know that there’s a prediction market bet that Bill is going to say the word bullshit on CNBC, and the odds of that are 10% and I say, “Oh well, wait a minute! I can go on CNBC, say the word bullshit legally, and make a million dollars. Now, I don’t think I should do that ethically, but it’s not against the law, as far as I know, right? So, you know, you may get people who disagree with my ethics because no one’s bound to my ethics, hopefully, and so, how do you deal with that? Well, you deal with it with common sense, which is unless you know, there’s no way to hide the fact that this bet exists from Bill, who’s going on CNBC. Don’t do it. Don’t make the bet, right? So, you know, again, we were allowed to operate with common sense, and we don’t need to overregulate everything to the point of stupidity.

Tony Edwards: Yeah, because then it becomes Big Brother, Big Government, 100 times worse, right? They must police every single thing. Like, no, we as humans have to have some decisions, and you know, study and educate ourselves. We can’t have the government babysitting us everywhere.

Bill Barhydt: Yeah, personal agency is part of the enlightened self-interest that has made the American experiment work, and the idea of going from that to the socialism experiment, which has destroyed Venezuela, for example, and my heart goes out to them with what they’re going through with the earthquake right now, which is not because I know nothing to do with obviously this discussion, but you know it just proves that there is a viable way to conduct the experiment, and in by and large has been you know the first 225 years of the American experiment with some, you know, issues that we’ve created over the last 25. But, you know, this-it’s a very interesting case. This prediction market because it really it highlights the issues of agency and centralized government control in a very stark way, because now you have states saying, “Well, wait a minute, this is gambling which we regulate, and it’s not, you know, commodities derivatives which you regulate. And the federal government is saying, “No, these are a form of commodities derivatives which we regulate, and they’re going to fight it out. But it’s more existential than that around personal agency and rights, in my opinion. And so that’s why I think in many cases the states are willing to have these fights because they know that, right? You know, especially the more kind of socialist, collectivist-leaning parts of governments are very afraid by what they’re seeing with the prediction markets because they simply lose that potential for more control.

And I’m not, I’m not opining on whether that’s good or bad. I’m just saying that that’s the difference in perspectives, and it is a it’s it’s a healthy debate to have. I you know, I can give you my opinion. Nobody cares, but you could probably guess what my opinion is. But, you know, we need. I guess we need to have the debate, and it does highlight this idea of personal agency versus, you know, some growing centralized monolithic control over, you know, over every aspect of society, and some people that I know, and even my friends, believe that we need that in order to survive in this age of you know growing wealth disparity and technological singularity that’s coming. And when I explain to them, well, it’s the big government that created that divide in the first place. You’ve just been sold a bag of goods to say no it’s big companies that have created that divide. Big companies didn’t print, you know, $37 trillion in debt, right? And so they just took advantage of the system that was already set up, you know, so it’s a very interesting fight that’s coming.

Tony Edwards: Yeah, and I I look at prediction markets too as like a great you alluded to it a source of truth. Is it perfect? Of course not. You know, do I trust everything with 100% accuracy? Of course not. But I can go there, Bill, and versus the narrative that the government tell me or mainstream media is telling me, and say, “Wait a minute, is that actually real, or is that just a narrative you’re putting?

Bill Barhydt: Yeah. So, so thought experiment, right? So, if you remember the first election, Trump-Hillary, I think the New York Times, like a couple of weeks before the election, gave her like a close to a 90% chance of winning, or high 80s, or something like that, and obviously she lost. And so I’m wondering what the prediction markets would have said at exactly the same time if they had existed. And I don’t know the answer to that. I’m guessing it wouldn’t have said 80% chance of Hillary winning, and so now would it have said you know 58% chance of Trump winning, for example. I don’t know, but that’s probably what it should have said. If it’s giving you the source of truth that you’re implying in your comments, and it leads me to believe it, we might have had a, you know a very different set of talking heads in the media who were you know basically calling BS on the pollsters at the time? Who conflate. They weren’t flat out lying. A lot of them conflate you know conflate national polls with electoral college polls, which often have nothing to do with each other, right? And so I totally agree with you that as a source of truth. It’s it’s it’s very interesting, and the more decentralized we can make those things the better.

Tony Edwards: And that’s the Bill. You can go back. This is up your alley because your pedigree, of course, in the nature of the internet, the ethos of the internet was to bring that decentralization. Then you have these layers of blockchain, prediction markets. It’s taking away power from these government constructs and the kings of the past and things like that. Where I’m not saying we 100% have control of the people that is, but we’re getting more back maybe.

Bill Barhydt: Yeah, yeah. Look, the cypherpunk ethos was always very clear, but ultimately, for me, what resonated was this idea of personal agency online. You know, free information, freedom of choice, freedom of access, and, you know, that that is now you know made its way into this new role of decentralized transaction processing and decentralized money, and I just don’t see how we can effectively build the future we’re building without that now.

You know, just kind of full circle back to the economic models for the space that we need because it’s we so desperately need this decentralization technology as part of this future of the internet, which is you know the internet of things, meaning whether it’s robots or nanobots which get injected or other AIs, all of which are self-aware and all of which have to transact in some way.

Tony Edwards: Absolutely, Bill. I know we’re coming up on time here. The conversation is going great, but I want to be respectful of your time, and I did want to ask about Abra. There’s some major news items. So there was an integration with the Threshold Network to bring TBTC to Abra, tell us about it.

Bill Barhydt: Yeah, so you know we have a brisk business in lending against Bitcoin, and we’re always looking at the best ways to facilitate that for our clients. And we’re a very large user of the myriad DeFi networks to facilitate access to the capital on our client’s behalf, as a fiduciary, we’re always looking to do what’s best for them in terms of how they can borrow against their Bitcoin. As I mentioned earlier, that’s the killer use case still for DeFi is borrowing against Bitcoin. I think that’s about to well, what it’s done is it’s proven that once we have tokenized equities, it should be very easy to pump my Apple shares into Aave and borrow against my Apple shares or my SpaceX or whatever, and so, but with because Ethereum doesn’t know what coin is, we have to basically have an Ethereum token, and so for those of you who never use DeFi, what you’re doing is you’re basically wrapping Bitcoin to turn Bitcoin into stablecoin, right? Still equal to one Bitcoin, still equal to one Bitcoin, but a Bitcoin issued on the Ethereum network where the original Bitcoin is simply held in custody by like a you know a large custodian, and the largest issuer of this Bitcoin stablecoin, which we call wrapped Bitcoin, was formerly well, still is. I think BitGo and Coinbase is now coming on strong with their CBBTC. We were originally a large user of WBTC, and then the platform you just mentioned, we’ve also started using. And our goal is to basically give our clients choice where they care, a lot of our clients don’t even understand what the hell we’re talking about. They just want to borrow against their Bitcoin.

Tony Edwards: Right.

Bill Barhydt: And in some cases, we’re making the choice for them. And as a fiduciary, we want to simply have as many viable options that are liquid, easy to get in and out of, and technologically safe, right? Because when you wrap Bitcoin, you’re actually centralizing the Bitcoin, but you’re also centralizing it because you want to borrow against it. So you have to basically post the collateral, obviously. But all of this is technology risk, and we go very deep in terms of understanding that’s how it works, and making it very easy for our clients to ultimately borrow against Bitcoin, earn yield on the Bitcoin, earn yield on dollar stablecoins, stake their Ethereum, stake their Solana. It’s all related, right? And so this is yet another tool in the toolbox for us to facilitate those DeFi transactions for our clients.

Tony Edwards: And then also there was an expansion of the executive leadership team with four senior leadership appointments.

Bill Barhydt: Yep, we’re getting ready to go public, and you know we’re to get public market ready is no easy undertaking. We announced our intentions to you know go public via a merger into a SPAC opportunity back in I think was April, and we’re down the path of doing that, and it’s going you know, pretty well in my opinion. I think the timing of the markets versus when we’ll get it done could be good. We’ll see. Not my call. Regulators have a say in that, but yeah, to do that, we’ve hired a new CFO. Genni, it’s fantastic. Comes from not only the alternative asset space, but you know, former H and Q. You know, just you know, really made a big big impact on the company. We just announced a new chief legal officer, Nicole. Also awesome. I think she was the first head of crypto legal at Robinhood, and you know, just between just sheer legal power, regulatory knowledge, experience in crypto, Greta, great hire for us. You know, Dan Perry joined us from a few different tech organizations. He’s going to run marketing growth for us globally, and so you’re going to really see Abra out there a lot more now in the coming year. And Eddie Chung joined us as head of Corp Dev and Business Development, working on a lot of the partnerships for our new token issuance platform, so USDAF is doing really well for us. It’s a yield-bearing stablecoin, which, so in other words, you put Circle in, you mint USDF, you simply get more Circle out, and so you know that yield is you know more or less between like 8 and 12% since we launched. His goal is to facilitate distribution deals for that. You’ll see, you know, a BTCAF soon, and then other AbraFi tokens that all generate yield on the original asset, and eventually, I think you’ll see even AF tokens on equities. You can earn incremental yield on your Apple shares, and you know lend your Apple shares into the networks and things like that. And so Eddie’s facilitating that. So the exec team expansion process for us has been awesome this year. You know we didn’t need a lot more energy in the company, but we got it anyway. And so I’m really happy about that. It’s been a great set of additions for the company.

Tony Edwards: That’s great, and congrats! And I’m looking forward to when you go live on the Nasdaq, and hopefully, I can maybe join you guys in New York if you have room.

Bill Barhydt: Yeah, come, come help us ring the bell. Yeah, that’ll be a big reason.

Tony Edwards: Well, Bill, a couple wrap-up questions here before I let you go. Early bird or night owl?

Bill Barhydt: Unfortunately, both these days I see bags here. So, I mean, historically, the last few years I’m an early riser, and it just depends. I’m in a lot of time zones, right? So I’m in New York right now, but I live in well, I go back and forth between East and the West Coast, different times of the year. This time of year, I’m usually in Palo Alto. So, so you know, meet up at four a.m. Palo Alto time, but that’s seven a.m. here in New York. So I get screwed up, but generally I’m a very early riser. I do my meditation, my gym, my run, you know, some other time zone calls, and then you know try to be in the office before nine, but keep that early morning time for myself.

Tony Edwads: Window seat or aisle?

Bill Barhdyt: Okay, so story and I’ll have to tell my friends. So one of my best friends, I am not an ex. I would consider myself on like in the middle on the introvert extrovert scale. So I have a friend who is literally the most extroverted person I know. He’s like my best friend, and he doesn’t do this anymore. But when we were kids, and he would fly. By kids, I mean like you know, just starting in business. Like he was like in his 20s, whatever. And we would fly. He would ask for a middle seat because he would literally have a chance of having someone to talk to. So you need to fix your question because I can actually show you somebody who would have said, “Well, my preference used to be middle seat. Well, he doesn’t do that anymore because he realized that’s certifiably insane, and so. But I generally ask for an aisle seat these days, but you know, I don’t care that much. I try to use miles to upgrade whenever I can, because I I fly so much that it’s pretty. If the seats are available, I can usually upgrade pretty well. And at that point, it doesn’t really matter. But my policy is if I’m flat over like five hours for Abra, then I should be in business. But under five, company pays for economy, and then I’ll upgrade myself, which is pretty fair, and then you know figure out the policy later if we’re a big public company. But yeah

Tony Edwards. Sure. Text, email, or call?

Bill Barhydt: Oh my god, it depends who it is. My kids can do whatever they. Well, my kids would never send an email, so whatever they want, and however or however I can find them because they’re you know in different parts of the country now. But for clients, it’s whatever is convenient. There are legal issues I can’t. There are certain platforms I can’t really use anymore as an RIA. But other than that, it’s whatever the clients really want if they have access to me. And a lot of our large clients do call me pretty regularly. They like to text now. People are, you know, we use Slack internally, and I hate when people put Slack threads on an email because it just you lose the ephemeral kind of real time nature of that communication. But yeah, I’ve evolved to hopefully use the right channel for the right, the right, right issue, or the right yeah, the right channel for the right issue is probably the right way to say it.

Tony Edwards: What’s one company outside of crypto you admire?

Bill Barhydt: Hmm, who do I love? Um, wow, that’s a great question. I mean, I’m I’ve always been an Apple fanboy, but that’s too easy. Um, you know, I’m a gadget guy. I’m I’ve been pretty enamored with these glasses lately. Like I’ve been looking at the Even Realities glasses; those are super cool. I’m going to get those eventually. I was trying to figure out when the next ones are coming out. In general, if there’s a gadget you don’t know how to sell, you should usually just call me because I’ll probably buy it. Although that I think I’ve been semi-cured because I’ve been doing less of that the last couple of years, probably because I just don’t have enough time in the day to look at all this stuff. But I started learning how to play golf badly about a year ago, and so I’ve become enamored with golf technology. Probably more enamored with golf technology than I am playing golf. And because it’s such a big business, it’s crazy. It’s absolutely crazy. I had no idea how big the business of golf technology was. Like these home setups where you can hit the ball into a screen, and supposedly it works the same. Like you can see the same shot as if you were outside. And I don’t know. So I’m enamored with some of that stuff right now. And I don’t really have a lot of time to play golf, so I probably have been on a golf course in the last year four times. But I’ll go to the driving range in Palo Alto, for example, you know, at seven a.m. some mornings and just, you know work out my frustrations on golf balls.

Tony Edwards: There’s top golf. I don’t know if you’ve been there.

Bill Barhydt: Yeah, I have. There’s one. There’s one here. Well, not here, but there’s one here in New York. There’s one in Miami, which I’ve used a few times, and there’s one in San Jose, which I’ve used with friends a few times. They’re fun, and so that’s probably better for me because like I my chances of hitting it straight at any given time are pretty slim and none. So.

Tony Edwards: For sure, if you could have dinner with any person, living or dead, who would it be?

Bill Barhydt: Well, Einstein for sure. Einstein, and not only was he brilliant, but he was like I think a great, interesting person as a conversationalist. You know, a lot of times you meet people, and I have been in a position because I have a lot of famous clients, so I can’t always talk about. And you get disappointed when you meet them in person because, like, their just so good at what they do that you don’t think about the actual real person in real life. But the other one who I have had dinner with is Tony Robbins. He’s unbelievable. You know, when you talk to him in person, he’s exactly the same in person. He is on stage, and he has no off switch, and it’s unbelievable at his age that what he does. And I’ve learned a lot just from. You know he has this saying “Proximity is power.” And I’m not a student of his. I actually speak at some of his events, but he just has this energy that you can’t help, but absorb some of it when he’s around. So, those would be, you know, and you know who else I’m a huge fan of is, Meryl Streep. I would love to meet Meryl Streep, and because I think, man, man or woman, she’s the greatest living American actor we’ve ever had.

Tony Edwards: So Tony Robbins, I listen to him maybe about three, four times a week. He’s part of…

Bill Barhydt: Oh wow

Tony Edwards: He’s part of my motivation. Yeah, I listen to him and some other folks, but I hope to meet Tony in person at one point. He’s on my list of people to meet. He’s been impactful all my life, like healing from past trauma and all those things.

Bill Barhydt: Good for you. Yeah, yeah, yeah. I got to know some of this. He had a lot of high net worth clients. We’re also out of clients, and um, they’ve been very good to us. And it’s, quite a group. Talk about a lot of self-motivated people. People are wrong in terms of like, oh, he doesn’t motivate people. He finds people that are already motivated, and the way I’ve seen it, like gives them practical tools. And you probably, if based on what you said, you’re going through it. I’m guessing you did that. And so I didn’t know that because I didn’t have a lot of experience with him until the last five years. I obviously knew who he was, everyone knows who he is. But now that I’ve seen it actually, I’m like, whoa, this guy is just he has so many tools in the shed.

Tony Edwards: Yes.

Bil Barhydt: It’s unbelievable; I’ve never seen. I haven’t seen a lot of his content, but what I have seen, I’ve never seen a question where he didn’t have some tool in the shed that he could bring to bear to enlighten someone it’s remarkable.

Tony Edwards: It’s incredible.

Bill Barhydt: As somebody who has to coach my execs or others on a pretty regular basis, you know I’m striving now to have a fraction of that many tools in my shed.

Tony Edwards: Yeah he’s really great, and he’s just been very helpful for me personally so it’s like on my list of things I listen to and just really great. Bill, I wish we had more time, but thank you so much a great conversation and like I said I’m looking forward to seeing Abra go public on the Nasdaq. Thank you so much for joining me.

Bill Barhydt. Always great to see you. Thanks for having me, Tony.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This communication is not a substitute for the Registration Statement or for any other document that SPAC and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.